# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vista Energy, S.A.B. de C.V., CIK 0001762506
CUSIP: 92837L109
Title of class of securities: American Depositary Shares, each representing one Series A Share, with no par value
Address of issuer's principal executive offices: 243 Paseo de la Reforma Avenue, 18th Floor Colonia Renacimiento, Alcaldi, Mexico City, Mexico (O5), 06600
Date of event which requires filing of this statement: 05/07/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001140625

## Reporting persons
- Equinor ASA: type of reporting person: corporation (CO); citizenship or place of organization: Norway (Q8); sole voting power 6,223,220; shared voting power 0; sole dispositive power 6,223,220; shared dispositive power 0; aggregate amount beneficially owned 6,223,220 (5.61% of the class)
  Comment: (Row 11) Based upon a total of 110,967,402 series A shares outstanding as of August 6, 2026, as reported in the Issuer's Current Report on Form 6-K, filed with the Securities and Exchange Commission on August 6, 2026.

## Item 1. Issuer
Name of issuer: Vista Energy, S.A.B. de C.V.
Address of issuer's principal executive offices: 243 Paseo de la Reforma Avenue, 18th Floor Colonia Renacimiento, Alcaldia Cuauhtemoc Mexico City, O5

## Item 2. Person Filing
Name of person filing: Equinor ASA
Address of principal business office or, if none, residence: Forusbeen 50, NO-4035 Stavanger, Norway
Citizenship: Norway

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,223,220
Percent of class: 5.61%
Sole power to vote or to direct the vote: 6,223,220
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,223,220
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Equinor ASA: /s/ Siv Helen Rygh Torstensen, Siv Helen Rygh Torstensen - General Counsel (08/13/2026)